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                           February 1, 2021

       Geoff Green
       Chief Executive Officer
       LONGEVERON LLC
       1951 NW 7th Avenue
       Suite 520
       Miami, FL 33136

                                                        Re: LONGEVERON LLC
                                                            Registration
Statement on Form S-1
                                                            Filed January 19,
2021
                                                            File No. 333-252234

       Dear Mr. Green:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed January 19, 2021

       Executive and Director Compensation, page 113

   1. Please update your compensation disclosures to provide information for the year ended
                                                        December 31, 2020.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Geoff Green
LONGEVERON LLC
February 1, 2021
Page 2

statement.

       You may contact Li Xiao at 202-551-4391 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact
Deanna Virginio at 202-551-4530 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                          Sincerely,
FirstName LastNameGeoff Green
                                                          Division of
Corporation Finance
Comapany NameLONGEVERON LLC
                                                          Office of Life
Sciences
February 1, 2021 Page 2
cc:       Jennifer Minter
FirstName LastName